

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

December 2, 2008

Mail Stop 4561

Mr. Richard A. Schweinhart,
Executive Vice President and Chief Financial Officer
Ventas, Inc.
111 South Wacker Drive
Suite 4800
Chicago, IL 60606

Re: Ventas, Inc.
        Form 10-K for the year ended December 31, 2007
        File No. 001-10989

Dear Mr. Schweinhart:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Michael McTiernan
Special Counsel